September 14, 2015
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Brian Cascio, Accounting Branch Chief

Re: Cypress Semiconductor Corporation
Form 10-K for the fiscal year ended December 28, 2014 Filed February 17, 2015
Form 10-Q for the quarterly period ended June 28, 2015 Filed August 7, 2015
Ladies and Gentlemen:
On behalf of Cypress Semiconductor Corporation, a Delaware corporation (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the period ended June 28, 2015 (the “10-Q”) in the letter dated August 28, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Thad Trent, Chief Financial Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in bold and italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for the fiscal year ended December 28, 2014
Consolidated Financial Statements
Note 1. Revenue Recognition, page 60

1.
We see that as a result of the reassessment of your ability to estimating the ultimate price of product shipments and amount of potential returns for sales made through distributors you concluded that you are able to reasonably estimate returns and pricing concessions on certain product families and with certain distributors. As a result, beginning in the fourth quarter of 2014, revenue is recognized at the time you ship these specific products to the identified distributors, less its estimate of future price adjustments and returns. Please explain to us in further detail the nature and timing of the changes made to the systems and processes around your distribution channel that precipitated the change. In addition, tell us why only certain products and distributors were impacted by the change in estimate.

We respectfully advise the Staff that, as disclosed in our historical SEC filings, sales to certain distributors are made under agreements which provide the distributors significant rights such as price adjustments, price protection, stock rotation and other allowances under certain circumstances. We reduce the prices of our products for previously made sales to distributors to allow them to sell our products at lower prices in certain situations. These price adjustments (commonly referred to as “Distributor Price Adjustments” or DPAs) are done on a case by case basis and, as a result, the extent and frequency of the DPAs can be difficult to predict. The challenge in predicting the extent and amount of the DPAs is also impacted by the quality and timeliness of the data surrounding channel inventory and resales provided by the distributors to us, which historically has been an area requiring improvement, as well as various other factors, including those included in SAB Topic 13 and ASC 605. As a result of all these factors, we have historically deferred the revenue recognition until the resale of the products by distributors.

During the past several years we have implemented certain programs to improve the quality of the data distributors provide to us, our ability to estimate DPAs and our ability to analyze that data and draw meaningful conclusions from that data.

Over the past two years we have fully implemented Trade Management System (TMS), an ERP module specifically designed to track distributor Point of Sale (POS) transactions, DPA claims, returns and inventory information at a line item transaction level at each distributor on a real-time basis. As part of this implementation, we built into the module a functionality to automatically verify the POS information transmitted electronically by distributors to determine its accuracy. As part of this implementation TMS provides us access to more customer data which has allowed us to more recently implement enhanced processes and internal controls over other distributor data, such as weekly reconciliations of distributor inventory balances.

As part of our continuing effort to further enhance the data integrity around distributor POS reporting, we implemented the “Distributor Scorecard” program in which we grade the reporting performance of each distributor on specific attributes such as accuracy, timeliness, inventory reconciliation and DPA claim rejection rate. We discuss the score with each distributor on a quarterly basis, which includes a discussion of process improvement points that would lead to a better score in future periods. Such quarterly scores, which reflect the quality, reliability, timeliness and accuracy of POS data reported by distributors, have improved significantly for certain distributors to a point where we believe we can now more confidently rely on the accuracy of the data being provided by those distributors, which then factors into our ability to reliably estimate the DPAs and returns on products shipped to those distributors.

Furthermore, during 2014, in preparation for the adoption of the new revenue recognition standard, we embarked on a project to develop new tools to improve our ability to estimate the DPAs issued to our distributors across all our product families. As part of this project we developed data analytic tools that improved the analysis of historical trends in DPAs by product families. This improved analysis highlighted that for a number of our products the variability in DPA rates as a percentage of the original invoice price fell within 2.5% of the average DPA rates for that product during the past eight quarters. We further noted that the stability in the DPA rates related primarily to our more mature, well established products. While the use of eight quarters as a time period was judgmental, we noted by analogy the guidance in FASB ASC Subtopic 605.15, as further discussed in SAB Topic 13, and determined that eight quarters provides sufficient history with a particular product family, and adequate verifiable evidence of historical experience of the level of DPAs. We discussed our findings with our senior management team comprising of senior executives from finance, sales and marketing organizations and those discussions further supported the analysis that historical eight quarters of data can be a reliable indicator of future trends in DPAs.

In addition to the historical DPA variability, we also considered the level of channel inventory for each product family held at our distributors, as measured in Weeks of Inventory (WOI), and determined the impact of such measure on our ability to estimate DPAs and returns, as excess levels of inventory in the distribution channel could impair our ability to make a reasonable and reliable estimate of the DPAs and returns on that inventory. For the purpose of this analysis, we reviewed each product family’s historical WOI trend over the past eight quarters and determined its impact on our ability to estimate DPAs and returns.

Where we found the variability of DPA rates did not fall within 2.5% of the eight quarter average or the weeks of inventory held by a distributor was significantly above the historical trend for that particular product and distributor we continued to follow our historical revenue recognition methodology. However, as part of the on-going process to reassess our ability to estimate, we may conclude in the future periods that we can reliably estimate DPAs and returns for the excluded product families and distributors based on the quantitative and qualitative factors available then.

This quantitative and qualitative analysis was completed by us in the fourth quarter of 2014. The findings and resulting changes in the revenue recognition of sales to distributors, including our proposed disclosures in our Form 10-K were presented to and approved by the audit committee.

Form 10-Q for the quarterly period ended June 28, 2015
Item 2. Management’s Discussion and Analysis Of Financial Condition And Results of Operations
Results of Operations - Restructuring, Page 42

2.
Please revise future filings to provide the relevant disclosures from SAB Topic 5.P as it relates to Spansion Integration-Related Restructuring Plan, including the expected effects on future earnings and cash flows resulting from the exit plan along with the initial period in which those effects are expected to be realized.

In response to this comment, we respectfully advise the Staff that we will provide the relevant disclosure from SAB Topic 5.P as it relates to the Spansion Integration-Related Restructuring Plan, including the expected effects on future earnings and cash flows resulting from the exit plan along with the initial period in which those effects are expected to be realized.

*      *      *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 943-2925 with any questions regarding the above.

Sincerely,

Cypress Semiconductor Corporation

By /s/ Thad Trent

Thad Trent
Chief Financial Officer

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